Exhibit 99.1

Sprott Physical Platinum and Palladium Trust

Interim Report to Unitholders
September 30, 2020

Management Report of Fund Performance	3

Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Sprott Physical Platinum and Palladium Trust	September 30, 2020

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the “Trust”) is a closed end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “SPPP” and “SPPP.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 30, 2020. There have been no material changes to the Trust since inception that have affected the overall level of risk. The principal risks associated with investing in the Trust are the price of platinum and palladium, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical platinum and palladium bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

For the period from July 1, 2020 to September 30, 2020, the total decrease in unrealized gains on physical platinum bullion amounted to $0.9 million and the total increase in unrealized gains on physical palladium bullion amounted to $14.3 million compared with the total decrease in unrealized losses on physical platinum bullion of $2.4 million and the total increase in unrealized gains on physical palladium bullion of $3.1 million for the same period in 2019. For the period from January 1, 2020 to September 30, 2020, the total decrease in unrealized losses on physical platinum bullion amounted to $0.95 million and the total increase in unrealized gains on physical palladium bullion amounted to $2.4 million compared with the total decrease in unrealized losses on physical platinum bullion of $6.7 million and the total increase in unrealized gains on physical palladium bullion of $12.1 million for the same period in 2019.

During the period from January 1, 2020 to September 30, 2020, the Trust issued 609,990 units for gross proceeds of $9.9 million and redeemed 1,598,361 units for physical bullion. Comparatively, for the same period in 2019, the Trust issued 188,515 units for gross proceeds of $2.4 million and redeemed 2,154,236 units for physical bullion.

The value of the net assets of the Trust as of September 30, 2020 was $115.2 million or $16.63 per unit compared to $117.7 million or $14.87 as at December 31, 2019. The Trust held 27,236 ounces of physical platinum bullion and 39,065 ounces of physical palladium bullion as at September 30, 2020 compared to 24,009 ounces of physical platinum bullion and 48,540 ounces of physical palladium bullion as of December 31, 2019. As at September 30, 2020, the spot price of physical platinum bullion was $893.20 an ounce and the spot price of physical palladium bullion was $2,310.77 an ounce, compared to a spot price for platinum bullion of $966.58 an ounce and a spot price for palladium bullion of $1,945.62 an ounce as at December 31, 2019. The Trust returned 11.8% compared to the returns on spot platinum of (7.6)% and on spot palladium of 18.8%, for the period from January 1, 2020 to September 30, 2020.

Sprott Physical Platinum and Palladium Trust	September 30, 2020

The Trust’s net asset value per unit on September 30, 2020 was $16.63 compared to $14.87 per unit as at December 31, 2019. The units closed at $15.84 on the NYSE Arca and $16.02 on the TSX on September 30, 2020 compared to closing prices of $14.39 on the NYSE Arca and $14.30 on the TSX on December 31, 2019. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2020 to September 30, 2020, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 4.7%.

On June 24, 2016, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. On January 29, 2020, the sales agreement was amended and restated to include Virtu Americas LLC as an additional party. Subsequent to September 30, 2020, on October 21, 2020, the sales agreement was amended and restated to include Virtu ITG Canada Corp. as an additional party and to permit sales of trust units through an ATM Program in transactions on the TSX. During the period from January 1, 2020 to September 30, 2020, the Trust sold 609,990 units through the ATM Program.

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from July 1, 2020 to September 30, 2020 amounted to $167,1471 (not including applicable Canadian taxes) compared to $198,1561 for the same period in 2019. Operating expenses for the period from January 1, 2020 to September 30, 2020 amounted to $511,7231 (not including applicable Canadian taxes) compared to $613,1491 for the same period in 2019. Operating expenses for the period from July 1, 2020 to September 30, 2020 amounted to 0.62% of the average net assets during that period on an annualized basis, compared to 0.80% for the same period in 2019. Operating expenses for the period from January 1, 2020 to September 30, 2020 amounted to 0.62% of the average net assets during that period on an annualized basis, compared to 0.80% for the same period in 2019.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from July 1, 2020 to September 30, 2020, the Trust incurred management fees of $134,366 (not including applicable Canadian taxes) compared to $126,641 for the same period in 2019. For the period from January 1, 2020 to September 30, 2020, the Trust incurred management fees of $413,120 (not including applicable Canadian taxes) compared to $382,523 for the same period in 2019.

1 Amounts are adjusted to exclude redemption fees and sales taxes

Sprott Physical Platinum and Palladium Trust	September 30, 2020

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the nine months ended September 30, 2020 and for the years shown.

Net assets per unit1

	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017	2016	2015
	$	$	$	$	$	$
Net assets per unit, beginning of period	14.87	10.27	9.49	7.01	6.29	8.83
Increase (decrease) from operations[2]:
Total revenue	–	–	–	–	–	–
Total expenses	(0.18)	(0.18)	(0.09)	(0.08)	(0.08)	(0.08)
Realized losses for the period	1.61	0.63	0.08	(0.10)	(0.15)	(0.69)
Unrealized gains (losses) for the period	0.48	3.94	0.59	2.68	0.93	(1.72)
Total increase (decrease) from operations	1.91	4.39	0.58	2.50	0.70	(2.49)
Net assets per unit, end of period	16.63	14.87	10.27	9.49	7.01	6.29

1	This information is derived from the Trust’s financial statements.
2	Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017	2016	2015
Total net asset value (000’s)[1]	$115,216	$117,709	$101,518	$125,267	$103,530	$96,229
Number of Units outstanding[1]	6,929,258	7,917,629	9,881,150	13,199,121	14,758,966	15,308,934
Management expense ratio[2]	–	1.29%	0.97%	0.94%	1.09%	1.01%
Trading expense ratio[3]	Nil	Nil	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	6.93%	1.68%	0.04%	0.02%	Nil	Nil
Trust Return rate[5]	11.84%	8.80%	8.20%	35.30%	11.60%	-28.80%
Net asset value per Unit	$16.63	$14.87	$10.27	$9.49	$7.01	$6.29
Closing market price – NYSE Arca	$15.84	$14.39	$9.86	$9.34	$6.90	$6.16
Closing market price – TSX	$16.02	$14.30	$9.89	$9.27	$6.84	$6.14

1	This information is provided as at the date shown, as applicable.
2	Management expense ratio (“MER”) for the periods are based on total annual expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and are expressed as percentages of daily average net asset value during the period (only disclosed annually).
3	The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.
4	The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.
5	Trust return rate indicates the performance of the trust units for the period ended and for the years shown. It shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Sprott Physical Platinum and Palladium Trust	September 30, 2020

Summary of Investment Portfolio

As of September 30, 2020

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical platinum bullion	27,236	893.2000	37,215,476	24,326,948	21.1
Physical palladium bullion	39,065	2,310.7700	27,359,802	90,269,627	78.3
Cash				893,767	0.8
Other Net Liabilities				(274,084)	(0.2)
Total Net Asset Value				115,216,258	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Unaudited interim financial statements

September 30, 2020

Sprott Physical Platinum and Palladium Trust

Unaudited statements of comprehensive income

(in U.S. dollars, except unit amounts)

	For the	For the	For the	For the
	three months ended	three months ended	nine months ended	nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Income
Net realized gains on redemptions and sales of platinum and palladium bullion	–	2,266,178	11,252,499	5,417,320
Change in unrealized gains on bullion	15,244,204	5,539,082	3,319,480	18,847,682
	15,244,204	7,805,260	14,571,979	24,265,002

Expenses
Management fees (note 8)	134,366	126,641	413,120	382,523
Bullion storage fees	61,715	222,296	464,102	522,474
Listing and regulatory filing fees	23,103	23,670	68,807	68,744
Unitholder reporting costs	21,308	21,651	63,461	62,880
Sales tax	17,792	11,937	54,792	39,430
Legal fees	19,636	25,635	58,482	62,645
Custodial fees	512	6,152	1,924	9,650
Administrative fees	18,618	19,545	55,449	56,767
Audit fees	18,532	17,695	55,192	51,390
Trustee fees	947	971	2,922	2,820
Independent Review Committee fees	2,776	2,845	8,267	8,261
Net foreign exchange gains (losses)	(127)	(159)	(742)	635
	319,178	478,879	1,245,776	1,268,219

Net income and comprehensive income	14,925,026	7,326,381	13,326,203	22,996,783
Weighted average number of Units	6,729,661	8,088,048	6,988,143	8,837,274

Increase in total equity from operations per Unit	2.22	0.91	1.91	2.60

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of financial position

(in U.S. dollars)

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	893,767	269,328
Platinum bullion	24,326,948	23,206,770
Palladium bullion	90,269,627	94,440,043
Prepaid assets	139,161	139,161
Total assets	115,629,503	118,055,302

Liabilities
Current liabilities
Accounts payable	413,245	346,177
Total liabilities	413,245	346,177

Equity
Unitholders’ capital	73,247,642	79,368,922
Unit premiums and reserves	795	795
Retained earnings	57,264,232	53,500,500
Underwriting commissions and issue expenses	(15,296,411)	(15,160,853)
Total equity (note 7)	115,216,258	117,709,364

Total liabilities and equity	115,629,503	118,055,541

Total equity per Unit	16.63	14.87

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,

by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Platinum and Palladium Trust

Unaudited statements of changes in equity

(in U.S. dollars, except unit amounts)

For the nine months ended September 30, 2020 and 2019

				Underwriting	Unit
	Number of		Retained	Commissions	Premiums
	Units	Unitholders’	Earnings	and Issue	and
	Outstanding	Capital	(Deficit)	Expenses	Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2019	9,881,150	98,487,213	18,178,931	(15,149,134)	795	101,517,805
Proceeds from issuance of Units (note 7)	188,515	2,395,741	–	–	–	2,395,741
Cost of redemption of Units (note 7)	(2,154,236)	(21,542,360)	(2,448,594)	–	–	(23,990,954)
Net income for the period	–	–	22,996,783	–	–	22,996,783
Underwriting commissions and issue expenses	–	–	–	(11,702)	–	(11,702)
Balance as at September 30, 2019	7,915,429	79,340,594	38,727,120	(15,160,836)	795	102,907,673
Balance as at January 1, 2020	7,917,629	79,368,922	53,500,500	(15,160,853)	795	117,709,364	–
Proceeds from issuance of Units (note 7)	609,990	9,862,330	–	–	–	9,862,330
Cost of redemption of Units (note 7)	(1,598,361)	(15,983,610)	(9,562,471)	–	–	(25,546,081)
Net income for the period	–	–	13,326,203	–	–	13,326,203
Underwriting commissions and issue expenses	–	–	–	(135,558)	–	(135,558)
Balance as at September 30, 2020	6,929,258	73,247,642	57,264,232	(15,296,411)	795	115,216,258

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of cash flows

(in U.S. dollars)

	For the nine months ended	For the nine months ended
	September 30, 2020	September 30, 2019
	$	$
Cash flows from operating activities
Net income for the period	13,326,203	22,996,783
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Realized gains on redemptions and sales of bullion	(11,252,499)	(5,417,320)
Change in unrealized gains on bullion	(3,319,480)	(18,847,682)
Net changes in operating assets and liabilities
Increase in accounts payable	67,068	171,288
Decrease in prepaid assets	–	139,161
Net cash used in operating activities	(1,178,708)	(957,770)

Cash flows from investing activities
Purchases of bullion	(7,818,756)	(759,628)
Sales of bullion	139,288	1,021,667
Net cash provided by (used in) investing activities	(7,679,468)	262,039

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	9,862,330	2,395,741
Payments on redemption of Units (note 7)	(244,157)	(108,943)
Underwriting commissions and issue expenses	(135,558)	(11,702)
Net cash used in financing activities	9,482,615	2,275,096

Net increase in cash during the period	624,439	1,579,365
Cash at beginning of period	269,328	94,846
Cash at end of period	893,767	1,674,211

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust Notes to financial statements – Trust specific information September 30, 2020

(in U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Platinum and Palladium Market (“LPPM”), with each bar purchased being verified against the LPPM source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the nine months ended September 30, 2020 and the year ended December 31, 2019, is presented as follows:

	September 30, 2020	December 31, 2019
	$	$
Balance at beginning of year	117,647,052	101,503,346
Purchases	7,818,756	1,733,951
Sales	(139,288)	(1,034,956)
Redemptions for physical bullion	(25,301,924)	(23,905,142)
Realized gains on sales and redemptions for physical bullion	11,252,499	5,417,320
Change in unrealized gains	3,319,480	33,932,533
Balance at end of period	114,596,575	117,647,052

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

Market Risk

a) Other Price Risk

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $1.1 million (December 31, 2019: $1.2 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at September 30, 2020 approximately $111,904 (December 31, 2019: $246,000) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would have no material impact to the Trust.

Sprott Physical Platinum and Palladium Trust Notes to financial statements – Trust specific information September 30, 2020

c) Concentration Risk

The Trust’s risk is concentrated in physical platinum and palladium bullion, whose values constitute 21.1% and 78.3% of total equity, respectively, as at September 30, 2020 (December 31, 2019: 19.7% and 80.2%).

d) Other Risk

On March 11, 2020, the World Health Organization declared the Coronavirus (COVID-19) a global pandemic.  As a result of this crisis, a challenging global economic climate continues and this may have an impact on the Trust’s future operating results and financial position.  The Manager will continue to monitor the impact of this pandemic on the operations and financial position of the Trust.

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2019, the Trust had capital losses available for tax purposes of $463,739 (2018: $441,513).

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements September 30, 2020

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, as further amended and restated as of February 1, 2010, and as further amended and restated as of February 27, 2015	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, and as further amended and restated as of February 27, 2015	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The Statements of Financial Position for the Trusts are as at September 30, 2020 and December 31, 2019. The Statements of Comprehensive Income, the Statements of Changes in Equity and Statements of Cash Flows for the Trusts are for the nine month periods ended September 30, 2020 and 2019. These financial statements were authorized for issue by the Manager on November 13, 2020.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements September 30, 2020

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and prepaid assets are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these financial statements unless otherwise noted.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements September 30, 2020

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1	Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;
Level 2	Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and
Level 3	Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their

Sprott Physical Bullion Trusts Generic Notes to Financial Statements September 30, 2020

liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since its primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal

Sprott Physical Bullion Trusts Generic Notes to Financial Statements September 30, 2020

to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical platinum and palladium bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

●	To invest and hold substantially all of the Trust’s assets in physical bullion; and
●	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements September 30, 2020

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street N.W., 8th Floor

Washington, DC 20001